Table of Contents

Financial Statements, Independent Accountants' Review Letter and Supplementary Information

Guide Book Outdoors Inc.
September 30, 2023

October 31, 2023

Stuart Jordan, Owner

Guide Book Outdoors Inc.
3811 Hycliffe Ave.
Louisville, KY 40207

Dear Stuart Jordan:

Our office has completed a review of your 2023 year to date financial statements on October 31, 2023. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. Our process and findings are as follows:

1.An understanding of the company's business was obtained. The company's officers were sent questions pertaining to the company's business, operations, personnel, and account procedures. The company's responses were reviewed and documented by our staff.

2.The assets on the balance sheet ending on September 30, 2023 was verified using client provided bank statement balances. The equity section was verified with client provided capital summary reports. Guide Book Outdoors Inc. is a new start-up as of 2023 so all 2022 balance sheet balances are zero. The 2023 income statement is a reflection of the banking activity through September 30, 2023. No accrual entries are currently being used.

3.All document support obtained was reviewed and verified by staff to materially support the stated balances on the financial statements.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on 2023 year to date Financial Statements. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the use of the specified users listed above and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.

Respectfully,

Rick Fields, CPA

RF: cg

Balance Sheet
Guide Book Outdoors Inc.

	September 30,	
	2023	**2022**
Assets:		
Current Assets:		
Cash	$131,644	$0
Total Current Assets	131,644	0
Property and Equipment, Net	0	0
Total Assets	$131,644	$0
Liabilities:		
Current Liabilities	$0	$0
Long Term Liabilities	0	0
Total Liabilties	0	0
Equity:		
Member's Equity	131,644	0
Total Liabilties and Equity	$131,644	$0

Income Statement
Guide Book Outdoors Inc.

	For The Nine Months Ended September 30,	
	2023	**2022**
Revenue:		
Merchandising	$1,123	$0
Bookings Fees	35	0
Other Income	750	0
Total Revenue	1,908	0
Cost of Goods Sold	1,147	0
Gross Profits	761	0
SG&A Expenses	136,822	0
Net Income	($136,061)	$0

SG&A Expense Detail
Guide Book Outdoors Inc.

		For The Nine Months Ended September 30,	
		2023	2022
SG&A Expenses:			
Advertising		$29,096	$0
Payroll and Contract Labor		83,013	0
Bank service charges		72	0
Meals and Entertainment		2,192	0
Computer & Office Supplies		3,491	
Taxes and licenses		25	0
Dues & Subscriptions		1,054	0
Legal and professional		17,825	
Interest Expense		0	0
Other		54	0
	Total	136,822	$0

Statement of Stockholders Equity
Guide Book Outdoors Inc.

	Common Stock	Retained Earnings	Total Stockholders Equity
Balance, December 31, 2022	$0	$0	$0
Net Income		-136,061	-136,061
Contributed Capital	267,705		267,705
Balance, September 30, 2023	$267,705	($136,061)	$131,644

Statement of Cash Flows
Guide Book Outdoors Inc.

	For The Nine Months Ended September 30, 2023
Operating Activities:	
Net Income	($136,061)
Total adjustments to reconcile net income to net cash provided by operations	0
Net cash provided by operating activities	($136,061)
Investing Activities:	
Net cash provided by investing activities	0
Financing Activities:	
Contributed Capital	267,705
Net cash provided by financing activities	267,705
Total Cash Flow:	131,644
Cash at beginning of year	0
Cash at end of year	$131,644

Guide Book Outdoors Inc. Notes to the Financial Statements

Business Overview:

Guide Book Outdoors Inc. is a new company created on January 20, 2023 founded by Ben Robertson and Stuart Jordan. Guide Book Outdoors provides a platform for expert guides to get exposure and communicate with potential clients. Clients can read authentic reviews to help them find a trustworthy guide for their next outdoors adventure. The website service is 100% free to use for clients looking for guides. Guide Book Outdoors takes in revenue on a commission basis from guides that are booked using the Guide Book Outdoors platform.

Basis of Accounting:

Financial statements are prepared in conformity with generally accepted accounting principles of the United States (GAAP). Financial statements include the operations, assets, and liabilities of the company. Financial statements have been prepared on an accrual basis and revenue is recognized when earned.

Balance Sheet:

Cash:
Cash includes business bank account balances.

Property and Equipment:
Guide Book Outdoors does not currently have any significant assets

Current and Long Term Liabilities:
Guide Book Outdoors is currently debt free.

Equity:
Guide Book Outdoors is largely supported by equity contributions through a SAFE plan (Simple Agreement for Future Equity).

Income Statement:

Guide Book Outdoors receives revenue through the sale of merchandise and booking fees through the website platform. The Cost of Goods Sold is minimal. Significant expenses include payroll, consulting fees, and advertising expenses.

Income Taxes:

This company is organized as a corporation. No income tax filings have occurred yet as this is the first year of operations.

Subsequent Events:

There are no subsequent events that require recognition or disclosure.

Legal Contingencies:

The Company is not currently party to any pending legal matters